Exhibit 99.1

Lentuo International Inc. Announces First Quarter 2011

Financial Results

•                  1Q11 Revenues Increased 2.9% Year-Over-Year to $91.3 Million

•                  1Q11 Net Income Increased 4.2% Year-Over-Year to $4.6 Million

•                  1Q11 Gross Profit Increased 19.8% Year-Over-Year to $12.0 Million

BEIJING — May 31, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue, today announced unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Financial Highlights

•                  Revenues for the first quarter of 2011 increased 2.9% year-over-year to RMB 598.2 million ($91.3 million).

•                  The average unit price for new vehicle sales in the first quarter of 2011 increased 24.4% year-over-year to RMB 209,048 ($31,924).

•                  Net income was RMB 29.9 million ($4.6 million), an increase of 4.2% from RMB 28.7 million for the same period in 2010. Diluted earnings per American depositary share (“ADS”) were $0.16.

Mr. Hetong Guo, Founder and Chairman of Lentuo, stated: “Despite the challenges posed by Beijing’s new traffic control measures, we grew revenues and substantially improved our profitability in the first quarter. These positive results underscore our operational expertise and the strength of our brand name. In the months ahead, we will focus on increasing service-driven revenues as a percentage of total sales, broadening our product portfolio to align with market trends, and expanding our dealership network through accretive acquisitions and new dealership openings. We recently opened a new FAW-Volkswagen dealership in eastern Beijing and expect to complete another one of our key expansion projects, the acquisition of a controlling interest in a Honda dealership in Tianjin, during the second quarter of 2011.”

“Our first quarter financial results exceeded our previously issued guidance,” added Ms. Ping Yu, Chief Financial Officer of Lentuo. “The impact of Beijing’s new licensing system on our new vehicle sales was offset by a 35% year-over-year increase in repair and maintenance revenues, which drove margin improvements across the board. China’s rising automobile demand continues to present a tremendous market opportunity for Lentuo, and we remain confident that our current expansion efforts will result in continued sales growth and enhanced shareholder value.”

First Quarter 2011 Financial Performance

Revenues for the three months ended March 31, 2011 increased 2.9% to RMB 598.2 million ($91.3 million) from RMB 581.2 million in the first quarter of 2010. The increase was primarily driven by an increased average unit price for new vehicle sales, and the increased volume of automobile repair and maintenance services as well as other services.

During the first quarter of 2011, the Company sold 2,496 vehicles, representing a 20.7% decrease from 3,146 vehicles in the first quarter of 2010. The decrease was primarily due to the Beijing government’s new traffic congestion control measures introduced in December.

The average new vehicle unit price for the first quarter of 2011 was $31,924, a 24.4% increase over $25,658 for the same period in 2010. In addition, the Company serviced approximately 30,958 vehicles during the three months ended March 31, 2011, representing a 4.5% increase over 29,630 vehicles in the first quarter of 2010. The increase in the average new vehicle unit price was primarily driven by customers’ changing preferences toward higher-end vehicles after the Beijing government adopted policies aimed at curbing traffic congestion and increased the cost of car usage.

Cost of goods sold increased 0.8% to RMB 519.3 million ($79.3 million) in the first quarter of 2011 from RMB 515.4 million in the same period of 2010. The increase was primarily in line with the increased average new vehicle unit price as well as the increase in revenues from automobile repair and maintenance services. As a percentage of revenues, cost of goods sold decreased to 86.8% in the first quarter of 2011 from 88.7% in the first quarter of 2010.

Gross profit increased 19.8% to RMB 78.9 million ($12.0 million), up from RMB 65.8 million in the first quarter of 2010. The increase in gross profit was primarily due to the increase in revenues from automobile repair and maintenance services and other services, as well as a significantly improved gross margin on repair and maintenance services, from 47.9% in the first quarter of 2010 to 58.5% in the first quarter of 2011.

Gross margin for the first quarter of 2011 increased to 13.2% from 11.3% in the first quarter of 2010 due to an increase in the revenues from automobile repair and maintenance services as a percentage of total revenues in the first quarter of 2011 and an increased gross margin on repair and maintenance services in the first quarter of 2011. Specifically, the contribution of repair and maintenance services to our total revenues rose to 11.5%, as compared to 8.8% for the same period in 2010.

Selling, marketing and distribution expenses increased 58.0% to RMB 12.2 million ($1.9 million) in the first quarter of 2011 from RMB 7.7 million in the same period a year ago, primarily as a result of increased maintenance expenses, increased staffing costs related to an increase in employees, and increased advertising expenses. As a percentage of revenues, selling, marketing and distribution expenses increased to 2.0% in the first quarter of 2011 from 1.3% in the first quarter of 2010.

General and administrative expenses increased by 20.1% to RMB 10.2 million ($1.6 million) in the first quarter of 2011 from RMB 8.5 million in the same quarter of 2010, primarily due to increased office maintenance expenses, and increased staffing costs related to an increase in employees. As a percentage of revenues, general and administrative expenses increased slightly to 1.7% in the first quarter of 2011 from 1.5% in the first quarter of 2010.

Operating income for the first quarter of 2011 increased 13.9% to RMB 56.6 million ($8.6 million) from RMB 49.7 million for the same period in 2010.

Operating margin for the first quarter of 2011 was 9.5%, compared to 8.5% for the same quarter in 2010. The increase in operating margin was primarily attributable to the increase in gross margin.

Income tax expenses for the first quarter of 2011 were RMB 12.8 million ($2.0 million), representing an effective tax rate of 30.0%, up from 28.5% for the same period in 2010.

Net income was RMB 29.9 million ($4.6 million), an increase of 4.2% from RMB 28.7 million for the same period in 2010.

Diluted earnings per ADS were RMB $1.02 ($0.16) for the first quarter of 2011 compared to RMB 1.44 for the first quarter of 2010.

Liquidity and Capital Resources

As of March 31, 2011, the Company had cash and cash equivalents of RMB 766.6 million ($117.1 million), compared to RMB 177.8 million as of March 31, 2010. Net cash used in operating activities was RMB 400.0 million ($61.1 million) in the first quarter of 2011, compared to net cash provided by operating activities of RMB 67.5 million in the first quarter of 2010.

Strategic Acquisition and Expansion

Lentuo has completed the due diligence process on the Honda dealership in Tianjin and plans to finalize the deal in early June. This acquisition demonstrates the Company’s proactive response to the strong demand for automobiles in China and is in line with Lentuo’s business development strategy of expanding its 4S dealership network into surrounding areas of Beijing. The Company believes that the acquisition will enhance Lentuo’s targeted market positioning. Pending completion of the acquisition, the Company expects not only to have a controlling interest in the Tianjin dealership but also to gain a local strategic ally who will serve as the junior partner in this joint venture. The junior partner will be committed to helping Lentuo expand into Tianjin, a major metropolitan market, in a rapid and cost-effective manner.

The Company believes acquisitions will be a significant driver to grow its business in the future. We plan to purchase franchises to expand our business portfolio and generate attractive returns for the Company and its shareholders. We will continue to seek strong acquisition targets and are pursuing additional acquisition opportunities in geographies other than Tianjin as well. We remain confident that we are on track to fulfill our mid-term expansion plan of adding 10 dealerships to our growing national operations.

Lentuo opened a new FAW-Volkswagen dealership in the central area of eastern Beijing last week and expects to generate sales from this dealership beginning this week. We expect the dealership to generate revenue within the range of RMB 180 million to RMB 200 million ($27.5 million to $30.5 million) for the year 2011. As we observe increasing demand for premium passenger vehicles to be a long-term trend among China’s growing number of affluent households, we expect a limited impact on the premium car segment of our business from Beijing’s new quota system. In addition, the prime location of the new dealership in Beijing will be a key competitive advantage for us in this market—both in terms of repair and maintenance services and new car sales.

Financial Outlook

The Company estimates that its revenues for the second quarter of 2011 will be approximately RMB 650 million to RMB 680 million ($99.3 million to $103.8 million), representing a year-over-year decrease of approximately 11.2 % to 7.1%.

This guidance is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

The Chairman concluded: “Although we expect second-quarter sales to be impacted by the recent policy changes in Beijing, we are working to overcome this challenge by enhancing and promoting our repair, maintenance and other service offerings, which generate significantly higher margins compared to new vehicle sales. Additionally, we plan to leverage our leadership position in Beijing to capitalize on local market consolidation opportunities and support our geographic expansion. We firmly believe that we have the right platform to take full advantage of China’s huge, rapidly growing auto market.”

Conference Call

The Company will hold a conference call on Tuesday, May 31, 2011 at 10:00 a.m. Eastern time (7:00 a.m. Pacific) to discuss its first quarter 2011 financial results. To participate in the call, please dial (877) 941-2068, or (480) 629-9712 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which can be found via the Company’s website at http://ir.lentuo.net, or alternately at http://ViaVid.net.

A replay of the call will be available for two weeks from 11:30 a.m. EDT on May 31, 2011, until 11:59 p.m. EDT on June 14, 2011. The number for the replay is (877) 870-5176, or (858) 384-5517 for international calls; the pass code for the replay is 4444028. In addition, a recording of the call will be available via the Company’s website at http://ir.lentuo.net for one year.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.5483 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2011.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s six dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact:

Jiangyu Luo

Lentuo International Inc.

Investor Relations Department

Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	March 31,
	2010	2011
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	177,803	766,557	117,062
Restricted cash	95,930	248,980	38,022
Accounts receivable (net of allowance for doubtful accounts of nil as of March 31, 2010 and 2011)	22,659	44,520	6,799
Inventories, net	349,039	390,961	59,704
Advances to suppliers	206,158	199,315	30,438
Prepaid expenses and other current assets	28,985	51,456	7,858
Amounts due from related parties	290,554	—	—
Deferred tax assets	—	5,006	764

Total current assets	1,171,128	1,706,795	260,647

Non-current assets:
Property and equipment, net	262,843	222,415	33,965
Land use rights, net	9,086	5,771	881
Deferred initial public offering costs	6,034	—	—
Deferred tax assets	465	860	131

Total non-current assets	278,428	229,046	34,977

TOTAL ASSETS	1,449,556	1,935,841	295,624

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	10,979	1,925	294
Bills payable	315,711	274,460	41,913
Advances from customers	18,500	40,781	6,228
Deposits from third parties	142,738	111,486	17,025
Accrued expenses and other current liabilities	216,856	391,052	59,717
Amounts due to related parties	7,436	14,145	2,160
Unrecognized tax benefits	49,525	4,963	758
Taxes payable	60,637	108,443	16,560
Short-term loans	316,108	222,233	33,938

Total current liabilities	1,138,490	1,169,488	178,593

Total liabilities	1,138,490	1,169,488	178,593

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share Authorized — 500,000,000 shares as of March 31, 2010 and 2011 Issued and outstanding —39,908,389 and 58,937,912 shares as of March 31, 2010 and 2011	1	4	1
Additional paid-in capital	53,973	469,761	71,738
Retained earnings	257,092	296,588	45,292

Total shareholders’ equity	311,066	766,353	117,031

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,449,556	1,935,841	295,624

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three months ended March 31,
	2010	2011
	RMB	RMB	US$
Revenues:
Sales of automobiles	528,571	521,784	79,682
Automobile repair and maintenance services	51,057	68,940	10,528
Other services	1,611	7,459	1,139
	581,239	598,183	91,349

Cost of goods sold:
Sales of automobiles	(488,589)	(490,596)	(74,920)
Automobile repair and maintenance services	(26,576)	(28,639)	(4,374)
Other services	(247)	(58)	(9)
	(515,412)	(519,292)	(79,302)
Gross profit	65,827	78,891	12,048

Operating expenses:
Selling, marketing and distribution expenses	(7,695)	(12,156)	(1,856)
General and administrative expenses	(8,456)	(10,154)	(1,551)
Total operating expenses	(16,151)	(22,310)	(3,407)

Operating income	49,676	56,581	8,641

Interest income	68	578	88
Interest expenses	(10,056)	(10,828)	(1,654)
Exchange loss	—	(3,592)	(549)
Other income, net	451	2	—

Income before income tax expenses	40,139	42,741	6,527
Income tax expenses	(11,442)	(12,841)	(1,961)

Income from continuing operations	28,697	29,900	4,566
Income from discontinued operations, net of tax	—	—	—

Net income attributable to ordinary shareholders and comprehensive income	28,697	29,900	4,566

Earnings per ordinary share:
from continuing operations	1	1	0.08
from discontinued operations	—	—	—

Basic and diluted earnings per ordinary share	1	1	0.08

Weighted average ordinary shares outstanding:

Basic and diluted	39,908,389	58,937,912	58,937,912